Exhibit 99.1

Annual and Special Meeting (the “Meeting”)

of Holders of Common Shares (“Shareholders”)

of The Cash Store Financial Services Inc. (the “Issuer”)

February 3, 2014

REPORT OF VOTING RESULTS

National Instrument 51-102 Continuous Disclosure Obligations Section 11.3

Item 1: Election of Directors

By a vote, the results of which are outlined below, the following directors were elected to hold office for the ensuing year or until their successors are elected or appointed:

	Vote Type	Voted	Voted (%)	O/S (%)
Eugene I. Davis	For	8,369,237	92.69%	47.63%
	Withheld	660,282	7.31%	3.76%
	Non Votes	3,246,330	-	18.47%

Gordon J. Reykdal	For	7,946,490	88.01%	45.22%
	Withheld	1,083,029	11.99%	6.16%
	Non Votes	3,246,330	-	18.47%

Edward C. McClelland	For	8,298,299	91.90%	47.23%
	Withheld	731,220	8.10%	4.16%
	Non Votes	3,246,330	-	18.47%

Donald C. Campion	For	8,373,513	92.73%	47.65%
	Withheld	656,006	7.27%	3.73%
	Non Votes	3,246,330	-	18.47%

Thomas L. Fairfield	For	8,372,777	92.73%	47.65%
	Withheld	656,742	7.27%	3.74%
	Non Votes	3,246,330	-	18.47%

Timothy J. Bernlohr	For	8,371,977	92.72%	47.64%
	Withheld	657,742	7.28%	3.74%
	Non Votes	3,246,330	-	18.47%

Item 2: Appointment of Auditors

By a vote, KPMG LLP were appointed auditors of the Issuer to hold office until the close of the next annual meeting of Shareholders or until their successors are appointed, and the directors were authorized to fix the remuneration of the auditors:

Vote Type	Voted	Voted (%)	O/S (%)
For	12,185,990	99.27%	69.35%
Withheld	89,859	0.73%	0.51%
Non Votes	-	-	-

Item 3: Confirmation of Bylaw No. 4 and Repeal of Bylaw No. 3

By a vote, the Shareholders voted for a resolution confirming By-Law No. 4 and the repeal of By-Law No. 3 in order to require advance notice to the Issuer in circumstances where nominations of persons for election to the board of directors are made by Shareholders. The Shareholders present in person or represented by proxy at the Meeting voted as follows:

Vote Type	Voted	Voted (%)	O/S (%)
For	8,747,960	96.88%	49.78%
Against	281,559	3.12%	1.60%
Non Votes	3,246,330	-	18.47%

Item 4: Stock Option Plan

By a vote by ballot, the Shareholders voted for a resolution confirming and approving the renewal of the Issuer's share option plan. The Shareholders present in person or represented by proxy at the Meeting voted as follows:

Vote Type	Total Votes	Voted (%)	O/S (%)
For	8,084,537	89.53%	46.01%
Against	944,982	10.47%	5.38%
Non Votes	3,246,330	-	18.47%

Item 5: Interest Payment under the Credit Facility

By a vote by ballot, the Shareholders voted for an ordinary resolution of the disinterested Shareholders authorizing and approving the value of the interest received by 424187 Alberta Ltd. and Coliseum Capital Management LLC. under a credit facility in aggregate above 10% of the market capitalization of the Issuer in order to enable further draws under the credit facility. The Shareholders present in person or represented by proxy at the Meeting voted as follows:

Vote Type	Total Votes	Voted (%)	O/S (%)
For	1,611,525*	71.10%	9.17%
Against	655,116	28.90%	3.73%
Non Votes	3,246,330	-	18.47%

*Excluding 6,762,878 shares held by Insiders

The Cash Store Financial Services Inc.

_____/s/ Jerry Roczkowsky______

Vice President Compliance & Corporate Secretary

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